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                     [LETTERHEAD OF PREVIEW TRAVEL, INC.]

November 18, 1997

BY EDGAR
--------
Ms. Goldie B. Walker
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549


                             Preview Travel, Inc.
             Amendment No. 5 to Registration Statement on Form S-1
                              File No. 333-37183
                        Accession No. 0001012870-002303

Dear Ms. Walker:

The Registrant hereby requests that the above-referenced amendment be withdrawn by the Securities and Exchange Commission, as it is a duplicate filing of the Registrant's Amendment No. 5 filing with the accession no. 0001012870-97-002302, which was filed by EDGAR and accepted on Tuesday, November 18, 1997 at 5:22 p.m. Eastern Standard Time. The Registrant further requests that, pursuant to Rule 477(e), an order with the date of the granting of such withdrawal be included in the file for the above-referenced amendment in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

Please call our counsel Edward Y. Kim ((650)854-4488) at Venture Law Group if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Kenneth J. Orton

Kenneth J. Orton
President and Chief Executive Officer